Document Control
No Act
P.E. 3-23-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



March 23, 2007

Act	Securities Exchange Act of 1934
Section	Section 10(b)
Rule	Rule 102 of Regulation M
Public Availability	March 23, 2007

Nikolaos G. Andronikos, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Re: Allianz SE
File No. TP 07-51

Dear Mr. Andronikos:

In your letter dated March 23, 2007, as supplemented by conversations with the staff, you request on behalf of Allianz SE ("Allianz") an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with the exchange offer ("Offer") being conducted by Allianz and its wholly-owned subsidiary, Allianz Holding France SAS, for all outstanding shares ("AGF Shares") in Assurances Générales de France ("AGF") that they do not already own. Pursuant to the Offer, AGF shareholders will have the right to exchange their AGF Shares for a fixed sum of cash and shares of Allianz ("Allianz Shares"). You seek an exemption to permit Dresdner Bank AG ("Dresdner Bank"), a separate subsidiary of Allianz, to conduct specified transactions outside the United States in Allianz Shares during the distribution of Allianz Shares represented by the Offer. Specifically, you request that Dresdner Bank be permitted to continue to engage in market-making, derivatives market-making and hedging, and unsolicited brokerage activities as described in your letter.[1] You also seek an exemption to permit Dresdner Kleinwort Securities LLC ("Dresdner Kleinwort Securities"), Dresdner Bank's affiliated U.S. broker-dealer, to engage in unsolicited brokerage activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants Allianz an exemption from Rule 102 of Regulation M to permit Dresdner Bank, DKSL, and Dresdner Kleinwort Securities to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

---

[1] The unsolicited brokerage activities of Dresdner Bank include the unsolicited brokerage activities of its affiliate Dresdner Kleinwort Wasserstein Securities Limited ("DKSL") in the United Kingdom.

- in the United States, the Offer will only be made in private transactions to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933 ("Securities Act");
- during the year ended February 28, 2007, the average trading volume in Allianz Shares in Germany was approximately €463.6 million (or approximately US$614.0 million at February 28, 2007 exchange rates), and the public float was approximately €70.3 billion (or approximately US$93.1 billion at February 28, 2007 exchange rates);
- during 2006, the United States accounted for only slightly more than 1% of the worldwide average trading volume in Allianz Shares;
- the principal market for Allianz Shares is Germany, and trading on the FSE accounted for 94.5% of the worldwide average trading volume during 2006;
- Dresdner Bank operates as a separate subsidiary of Allianz, and there are written policies and procedures to prevent material non-public information from passing between the sales/trading areas of Dresdner Bank, DKSL, Dresdner Kleinwort Securities and other areas of Allianz;
- Dresdner Bank conducts its market-making activities and its derivative market-making and hedging activities outside the United States;
- Dresdner Bank has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its business and in accordance with applicable French law and its interpretation by the AMF in relation to the Offer, German and other non-United States laws;
- the withdrawal of a significant market maker in Allianz Shares and derivatives in the primary market for those shares could have harmful effects in the home market (and indirectly in the United States market) for Allianz Shares, including an imbalance of buy and sell orders which could cause greater volatility and reduced liquidity;
- in the United States, Dresdner Bank conducts a securities business through Dresdner Kleinwort Securities, a separate subsidiary, which is registered with the Commission as a broker-dealer and is a member of the NASD and NYSE; and
- Dresdner Kleinwort Securities will not engage in market-making, derivatives market-making and hedging activities, but rather will only engage in unsolicited brokerage activities in the normal course of its business with its customers.

This exemption is subject to the following conditions:

1. None of the Dresdner Bank transactions described in your letter will occur in the United States;
2. In the United States, the Offer will only be made in private transactions to "qualified institutional buyers" as defined in Rule 144A under the Securities Act;
3. All of the transactions described in your letter will be effected in the ordinary course of business and not for the purpose of facilitating the Offer;
4. The tender offer documents distributed to United States investors will disclose the possibility of, or the intention to make, the transactions described in your letter;

5. Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will provide to the Division, upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred; and
   (c) whether the transactions were made for a customer account or a proprietary account;

6. Upon request of the Division, Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will transmit the information as specified in item 5 to the Division at its offices in Washington, D.C. within 30 days of its request;
7. Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Offer;
8. Representatives of Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted by this letter, Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Associate Director

Attachment

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
AVOCATS AU BARREAU DE PARIS

TELEPHONE: +33 (0) 1 73 04 10 00
FACSIMILE: +33 (0) 1 73 04 10 10
WWW.SULLCROM.COM

24, rue Jean Goujon
75008 Paris, France

FRANKFURT • LONDON
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

March 23, 2007

Division of Market Regulation,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549 U.S.A.

Attention: Mr. James Brigagliano

Re: Allianz SE: Request for Exemptive Relief from Rule 102 of Regulation M

Dear Mr. Brigagliano:

We are writing on behalf of our client Allianz SE, a European Company incorporated in the Federal Republic of Germany ("Allianz") and organized under the laws of Germany and the European Union, about the application of Regulation M to transactions by Dresdner Bank AG ("Dresdner Bank"), a wholly-owned subsidiary of Allianz, in the shares of Allianz (the "Allianz Shares") in connection with the simplified mixed cash and exchange offer conducted by Allianz and its wholly-owned subsidiary, Allianz Holding France SAS (the "Offer"), for all outstanding shares ("AGF Shares") in Assurances Générales de France ("AGF") that they do not already own. Specifically, on behalf of Allianz, we ask the Staff to grant exemptive relief from Rule 102 of Regulation M to permit Dresdner Bank to continue, in the ordinary course of its business as described below and in accordance with applicable local law, to engage in the following activities outside the United States during the Offer:

- *Market Making*: Dresdner Bank regularly makes bids and offers for Allianz Shares on the Frankfurt Stock Exchange ("FSE") and regularly purchases and sells Allianz Shares on the FSE, the other German stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart (the "Other German Exchanges") and in the over-the-counter market in Germany (and, in some cases, elsewhere outside the United States). Dresdner Bank effects these transactions for its own account, on both solicited and unsolicited bases, in order to provide liquidity to the market and to facilitate customer transactions.

- ***Derivatives Market Making and Hedging***: As a derivatives market maker, Dresdner Bank issues, buys and sells derivatives on Allianz Shares for its own account and for the account of its customers on the FSE, the Other German Exchanges, the stock exchanges in London, Paris and Zürich (the "Other Offshore Exchanges") and Luxembourg and Milan, the EUREX exchanges ("EUREX") and in the over-the-counter market in Germany, the United Kingdom and elsewhere outside the United States. These derivatives include listed and over-the-counter options, warrants, convertible securities and other structured products relating to Allianz Shares or to baskets or indices including Allianz Shares, as well as index futures on the foregoing. Dresdner Bank engages in derivatives market-making activities, on both solicited and unsolicited bases, in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions. In addition, Dresdner Bank solicits and effects trades in Allianz Shares for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of Dresdner Bank and its customers that are established in connection with Dresdner Bank's derivatives market-making activities. These hedging transactions are effected on the FSE, the Other German Exchanges and in the over-the-counter market in Germany (and, in some cases, elsewhere outside the United States).

- ***Unsolicited Brokerage***: Dresdner Bank effects unsolicited brokerage transactions in Allianz Shares by placing orders on the FSE, the Other German Exchanges and the Other Offshore Exchanges or effecting trades in the over-the-counter market in Germany, the United Kingdom and elsewhere outside the United States.[1] These transactions arise from unsolicited buy or sell orders received by Dresdner Bank from its customers, although Dresdner Bank may solicit the other sides of these transactions. In addition, Dresdner Kleinwort Securities LLC ("Dresdner Kleinwort Securities"), Dresdner Bank's affiliated U.S. broker-dealer, may also engage in unsolicited brokerage activities of the kind described above, involving both Allianz Shares and ADSs (as defined below), with its customers in the United States. We ask that the requested relief also cover these activities of Dresdner Kleinwort Securities.

The availability of the exemption Allianz is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

Allianz has provided us with, and authorized us to make on its behalf, the factual representations set forth in this letter about the market for Allianz Shares and the activities of Dresdner Bank and other Allianz affiliates.

[1] In the United Kingdom, Dresdner Bank effects unsolicited brokerage transactions through its affiliated broker-dealer, Dresdner Kleinwort Wasserstein Securities Limited ("DKSL"). Throughout this letter, references to unsolicited brokerage activity of Dresdner Bank include this activity of DKSL.

I. The Market for Allianz Shares

As of December 31, 2006, Allianz had 432,150,000 shares outstanding. Assuming the maximum number of AGF Shares subject to the Offer is tendered, 20,876,194 Allianz Shares would be issued in the Offer, amounting to approximately 4.8% of the Allianz Shares outstanding prior to the Offer. The principal trading market for the Allianz Shares is Germany. The Allianz Shares are listed on the FSE, the Other German Exchanges, the Other Offshore Exchanges and the Italian Stock Exchange, and the FSE accounted for approximately 94.5% of the worldwide average daily trading volume in the Allianz Shares during 2006. Trading on the FSE accounted for approximately 97% of the average daily trading volume in Allianz Shares in Germany during this period.

Allianz is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act and is subject to the information reporting requirements of the Exchange Act. Allianz's American Depositary Shares ("ADSs"), each representing one-tenth of one Allianz ordinary share, are traded on the New York Stock Exchange ("NYSE"). During 2006, the United States accounted for slightly more than 1% of worldwide average daily trading volume in the Allianz Shares.

The FSE, operated by Deutsche Börse AG, provides for trading in equities and bonds either through floor trading or through an exchange electronic trading system known as Xetra. The FSE is an order-driven market with transactions occurring through the automatic matching of buy and sell orders (on Xetra) or through officially appointed intermediaries (*Skontroführer*) in a semi-electronic system called Xontro (on the trading floor). In general, orders are executed giving priority to price and then to time of entry.

In 2006, the aggregate turnover on the FSE, for equity securities was in excess of €1,688 billion, and as of December 31, 2006 the overall market capitalization of equity securities listed on the FSE was approximately €1,241 billion. As of December 31, 2006, there were 8,032 listed companies on the FSE. The primary market index is the Deutsche Aktien Index ("DAX"), which currently is comprised of 30 of the most prominent domestic companies listed on the FSE, including Allianz.

The Allianz Shares are a significant component of the DAX. As of February 28, 2007, Allianz's market capitalization was approximately €70.3 billion (or approximately US$93.1 billion at February 28, 2007 exchange rates), making Allianz the largest listed German company in terms of market capitalization at that time. The Allianz Shares comprised 10.06% of the DAX as of February 28, 2007. During the year ended February 28, 2007, the average daily trading volume of Allianz Shares in Germany was approximately €463.6 million (or approximately US$614.0 million at February 28, 2007 exchange rates).

II. Dresdner Bank's Market Activities

Allianz is one of the world's leading financial services providers, offering property-casualty insurance, life/health insurance, banking and asset management products and services. Allianz's headquarters are located in Munich, Germany. In addition, Allianz has subsidiary, branch, representative and similar offices worldwide.

Dresdner Bank is part of Allianz, but operates as a separate subsidiary with separate management in charge of day-to-day operations. Dresdner Bank conducts a full-service securities business outside the United States. Although Dresdner Bank has offices throughout the world outside the United States, its principal executive offices are located in Frankfurt and London and the market activities for which Allianz is seeking relief will be managed principally by representatives in Frankfurt and London. Dresdner Bank is regulated by and licensed under the German Banking Act (*Kreditwesengesetz*) in Germany and the Financial Services and Markets Act in the United Kingdom, and its branches and agencies in the United States are subject to applicable U.S. bank regulations, among other laws and regulations. Dresdner Bank has confirmed that the activities described below, for which it is requesting relief, are permitted under and would be conducted in accordance with applicable German law, French law and its interpretation by the AMF in relation to the Offer and other non-U.S. laws.

In the United States, Dresdner Bank conducts a securities business through Dresdner Kleinwort Securities, a separate subsidiary, which has its principal offices in New York, New York. Dresdner Kleinwort Securities is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the NYSE. Dresdner Kleinwort Securities will not engage in the activities for which Allianz is seeking relief (other than unsolicited brokerage); rather, these activities (including unsolicited brokerage) will only be conducted by Dresdner Bank outside the United States as described below.

Market Making. Dresdner Bank conducts its market-making activities outside the United States and manages these activities from Frankfurt and London. Dresdner Bank purchases and sells Allianz Shares as principal to facilitate customer orders and to provide liquidity to the market. These market-making transactions may be solicited or unsolicited by Dresdner Bank, and most of them are effected on the FSE, with the balance on the Other German Exchanges, in the German over-the-counter market and, in some cases, in the over-the-counter market elsewhere outside the United States. As noted above, the trading in Allianz Shares is based on an order-matching system, not an inter-dealer market with formal, officially designated market makers. Thus, with regard to Allianz Shares, neither Dresdner Bank nor any other dealer is obligated to make a market or to comply with any particular market-maker requirements, and they are free to discontinue market making at any time.

During 2006, Dresdner Bank was the seventh-largest market maker in the Allianz Shares, accounting for approximately 7.1% of the FSE average daily trading volume in the Allianz Shares. Dresdner Bank believes that it and five or six other German banks, through their market making, account for the substantial majority (over 75%) of the average daily trading volume in the Allianz Shares. During the Offer, Dresdner Bank intends to continue its market-making activities in accordance with its past practice.

Derivatives Market Making and Hedging. Dresdner Bank conducts its derivatives market-making and hedging activities outside the United States and manages these activities principally from Frankfurt and London. In Germany, Dresdner Bank is admitted under EUREX rules as a market maker and is a significant market maker in derivatives on Allianz Shares. It is also the sole market maker on the Frankfurt and Stuttgart exchanges of securitized derivatives issued by Dresdner Bank, based on the underlying shares of Allianz and is required by applicable stock exchange rules to provide quotes for such derivatives it issues. This activity involves the issuance, purchase and sale of derivative products for its own account and for the accounts of its customers, on both solicited and unsolicited bases, on the FSE, EUREX, the Offshore Exchanges and the stock exchanges in Luxembourg and Milan, and in the over-the-counter market in Germany, the United Kingdom and elsewhere outside the United States. These derivative products include listed and over-the-counter options, warrants and other securities that are exercisable for or convertible into, or the value of which is determined by reference to, Allianz Shares or proprietary or third-party baskets or indices including Allianz Shares. These derivatives may also include index futures on the foregoing. Dresdner Bank's derivatives market making involves issuing, purchasing and selling derivatives on Allianz Shares in order to facilitate customer orders and to provide liquidity to the market.

In addition, as a result of its derivatives market making, Dresdner Bank will maintain varying positions in these derivatives, and its financial exposure to movements in the price of the Allianz Shares will vary from time to time. In order to manage this financial exposure, Dresdner Bank continually enters into hedging transactions that involve, in whole or in part, purchases and sales of Allianz Shares for Dresdner Bank's own account. Dresdner Bank also effects brokerage transactions in Allianz Shares, on both solicited and unsolicited bases, on behalf of its customers in order to assist them in hedging their derivatives positions. The derivative hedging transactions in Allianz Shares described above occur primarily on the FSE, with the balance occurring on the Other German Exchanges, in the over-the-counter market in Germany and, in some cases, in the over-the-counter market elsewhere outside the United States.

Unsolicited Brokerage. Dresdner Bank effects unsolicited brokerage transactions in Allianz Shares by placing orders on the FSE, the Other German Exchanges and the Other Offshore Exchanges or effecting trades in the over-the-counter market in Germany, the United Kingdom and elsewhere outside the United States, in each case on behalf of customers. These transactions arise from unsolicited buy and sell orders received from its customers, although Dresdner Bank may solicit the other sides of these transactions. As noted above, Dresdner Kleinwort Securities may also engage in unsolicited brokerage transactions in the Allianz Shares and ADSs with its customers in the United States. These transactions would be effected, in the case of ADSs, on the NYSE or in the over-the-counter markets in the United States and elsewhere or, in the case of Allianz Shares, in the non-U.S. markets described above.

Allianz maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas of Dresdner Bank, DKSL and Dresdner Kleinwort Securities and other areas of Allianz. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all market-making and other ordinary course market activities of Dresdner Bank, DKSL and Dresdner Kleinwort Securities are permitted to continue. Under these policies and procedures, Dresdner Bank's, DKSL's and Dresdner Kleinwort Securities' traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. Allianz will continue to maintain and enforce these policies and procedures during the Offer.

Affiliates of Allianz other than Dresdner Bank and Dresdner Kleinwort Securities conduct market activities in Allianz Shares or ADSs in the ordinary course of their business. In connection with the Offer, these other affiliates will comply with Regulation M, either by suspending their market activities during the relevant period or by conducting those actions in accordance with an available exception from Regulation M. These exceptions might include those available for "affiliated purchasers" as to which the conditions in paragraphs (3)(i)-(iii) of that definition are satisfied. Accordingly, Allianz is not seeking relief from the Staff for these activities.

III. <u>The Offer</u>

Pursuant to the Offer, AGF shareholders will have the right to exchange their shares for a fixed sum of cash and Allianz Shares. Allianz intends to extend the Offer in the United States to certain "qualified institutional buyers", or "QIBs"within the meaning of Rule 144A under the U.S. Securities Act of 1933 (the "Securities Act"), as amended, in a private placement transaction exempt from registration pursuant to section 4(2) under the Securities Act. The Offer structure has been designed to comply with U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, except as otherwise requested herein.

The Offer has been structured to comply with the French Monetary and Financial Code (*Code monétaire et financier*) and the General Rules of the AMF, which provide a comprehensive framework for the regulation of French tender and exchange offers and trading in French markets. The AMF (as successor to the *Commission des Operations de Bourse de France*) and the Commission are parties to a Memorandum of

Understanding, dated December 14, 1989, concerning consultation and cooperation regarding the implementation of securities laws.

The Offer is being communicated through a Tender Offer Document (*note d'information*), that Allianz filed with the AMF. Information regarding Allianz's business and activities, as well as its financial statements, have been included in a listing prospectus that was reviewed and approved by the German Federal Financial Supervisory Authority (BaFin) and that supplements the Tender Offer Document.

Pursuant to the General Rules of the AMF as they apply to the Offer, after the initial filing and publication of the Tender Offer Document, AGF filed its Response Statement *(note d'information en reponse)* with the AMF. On March 20, 2007, the AMF provided its clearance *(déclaration de conformité)* of the Offer, the Tender Offer Document and the Response Statement, indicating that the terms and conditions of the Offer comply with applicable regulation and allowing the Offer to proceed. Allianz and AGF have two French Trading Days from the AMF clearance to publish the approved Tender Offer Document and Response Statement. The acceptance period for the Offer is sheduled to commence on March 23, 2007. Only the AMF has the right to set the expiration date for the Offer and it has set an expiration date of April 20, 2007.[2]

IV. Application of Regulation M

In connection with the Offer, Allianz will offer U.S. investors who are QIBs the ability to exchange their AGF Shares for cash and Allianz Shares. As a result, Allianz will be considered to be engaged in a distribution in the United States for purposes of Regulation M. With regard to Allianz, we have assumed that, under Regulation M, the restricted period for the Offer (the "Restricted Period") will commence on the first day of the acceptance period and end upon expiration of the acceptance period for the Offer. Accordingly, the Restricted Period for Allianz will last at least four weeks.

As subsidiaries of Allianz that regularly purchase securities for their own accounts and/or the accounts of others, Dresdner Bank and Dresdner Kleinwort Securities may be deemed to be "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M.[3] Accordingly, their market activities will be subject to Rule 102 throughout the Restricted Period. Neither Dresdner Bank nor Dresdner Kleinwort Sercurities will participate in the Offer as a distribution participant and, therefore, Rule

---

2 In certain limited circumstances, the AMF could extend the Offer acceptance period.

3 Dresdner Bank would not qualify for the exception to the definition of "affiliated purchaser" set forth in paragraphs (3)(i)-(iii) thereof because, among other things, it intends to act as a market maker and engage as a broker-dealer in solicited transactions in Allianz Shares during the Restricted Period.

101 will not apply. As such, we request relief for the market activities described in this letter under Rule 102.

Under Rule 102, Dresdner Bank would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Allianz Shares during the Restricted Period, except to the extent that one of the specified exceptions under the applicable rule is available. There are no exceptions available under Rule 102 that would permit Dresdner Bank to engage in the market-making or the derivatives market-making and hedging activities described in the first paragraph of this letter.[4] In addition, there are no exceptions available under Rule 102 that would permit Dresdner Bank or Dresdner Kleinwort Securities to engage in the unsolicited brokerage activities described in the first paragraph of this letter. Therefore, without the requested exemptive relief, Dresdner Bank and Dresdner Kleinwort Securities would not be permitted to engage in their respective activities for an extended period of time, which will last at least four weeks.

Dresdner Bank believes that the withdrawal of a significant market maker in Allianz Shares in the primary market for those shares, which are among the most actively traded in Germany, for such an extended period of time could have harmful effects in the home market (and indirectly in the U.S. market) for the Allianz Shares. These effects could include an imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Offer, and thus greater volatility and reduced liquidity. Also, as Dresdner Bank is a significant market maker in derivatives on Allianz Shares, if Dresdner Bank is precluded from conducting market-making activities in the derivatives or from effecting hedging transactions in Allianz Shares relating to the derivatives, the application of Regulation M could have adverse effects on the German market for the derivatives, as well as on Dresdner Bank's ability to manage hedge positions maintained by Dresdner Bank and its customers previously established in connection with this activity. Dresdner Bank and Dresdner Kleinwort Securities may also be unable to execute unsolicited brokerage orders submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere or to refrain from trading. The market-making, derivatives hedging and unsolicited brokerage activities described in this letter are also important aspects of Dresdner Bank's business as a major German financial institution and, therefore, interrupting those activities for such an extended period could also have an adverse impact on Dresdner Bank's business, including its ability to properly manage its risks.

As noted above, the Allianz Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with an average daily trading volume in

---

4 While derivatives on Allianz Shares generally would not be "covered securities" under Regulation M, the derivatives market making that Dresdner conducts may, in some cases, be regarded as involving inducements to purchase Allianz Shares. To avoid uncertainty, we ask that the exemption we are requesting apply to the derivatives market making as well as the derivatives hedging and other activities in Allianz Shares described in this letter.

the year ended February 28, 2007 of approximately €463.6 million (or approximately US$614.0 million at February 28, 2007 exchange rates) and a public float value significantly in excess of $93.1 billion. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the Allianz Shares. However, Dresdner Bank, a significant market maker in the Allianz Shares cannot rely on the actively traded securities exception to do what market makers for large U.S. issuers do because it is not a distribution participant in the Offer and even if it were, it is an affiliate of the issuer.

In addition, because the Offer will be made in the United States only to QIBs in private placement transactions exempt from registration pursuant to Section 4(2) of the Securities Act, the exemption for transactions in 144A securities under Rule 102(b)(7) would not be available. However, a critical element of the rationale for this exemption would apply with regard to the Offer nonetheless: the U.S. distribution will be made in a parivate placement solely to QIBs, which are large, sophisticated investors that are able to "obtain, consider and analyze market information" and are therefore able to understand and minimize the risks that are the focus of Regulation M.[5]

In addition, the Offer is being conducted and trading by Allianz and its affiliates in Allianz Shares during the Offer is subject to and will be conducted in accordance with applicable French law and its interpretations by the AMF in relation to the Offer, German law and other applicable non-U.S. law. As discussed in greater detail below, applicable French law, and its interpretations by the AMF in relation to the Offer, and German law provide important safeguards against the type of risk of abuse that Regulation M was desiged to prevent. Furthermore, if the maximum number of shares targeted in the Offer were tendered, the Allianz Shares expected to be issued pursuant to the Offer globally and in the United States would represent approximately 4.8% and less than 1%, respectively, of the Allianz Shares outstanding prior to the Offer.

For the foregoing reasons, Allianz asks the Staff to provide an exemption from Regulation M that would allow Dresdner Bank to continue to engage in the market activities described above during the Restricted Period, as permitted under market practice and applicable law in its home country. For similar reasons, Allianz also asks the Staff to permit Dresdner Kleinwort Securities to continue its unsolicited brokerage activities in the ordinary course of its business as described in this letter.

V. The French Regulatory Market

The General Rules of the AMF set forth trading and disclosure rules that will be applicable to the Offer. Pursuant to these rules, starting on the announcement of a tender offer that includes securities as consideration, generally (1) the bidder, the target and persons acting in concert with either of them, are barred from trading in equity

---

[5] See Release No. 34-38067 (December 20, 1996).

securities of the target as well as the securities of the bidder; and (2) the financial advisors of the bidder and the target, the sponsoring institutions of the tender offer and entities in their respective groups are barred from trading for own account in the markets for the securities, except that they may conduct arbitrage, market marking or position-hedging activities to the extent that the related transactions constitute the continuation of their practices in the ordinary course of business and involve personnel, resources, objectives and accountabilities that are separate from those related to the tender offer.

Recognizing the fact that the General Rules do not specifically contemplate tender offers involving financial institutions, such as the Offer, the AMF has provided interpretative guidance in relation to this Offer to the effect that the less restrictive provisions generally applicable to financial advisors would apply to Allianz and AGF in connection with the Offer. With respect to those restrictions, the AMF has issued guidance to the effect that: (a) regarding trading for own account unrelated to any transaction for a client account, arbitrage is only permitted either to cover positions in place prior to the announcement of any exchange offer or to reduce the risk exposure resulting from such positions (by scaling down or unwinding such positions); (b) regarding trading as principal related to a transaction for a client account, acting as counterparty to a client's order is only permitted if the trade is unsolicited and the institution is able to unwind its position on the same day as the trade with the client (provided that a securities borrowing or lending transaction is not considered as unwinding the position for these purposes); (c) any derivatives trading initiated after the announcement of an exchange offer is prohibited if it could impact the percentage of share capital and/or voting rights and/or the number of securities held by the institution on the day before such trading; (d) management of a hedge of a transaction for a client based on a basket of securities is permitted provided that either the basket replicates a known index or the bidder's and/or target's securities represent less than 10% of the basket; (e) when an institution is providing market making services to an exchange traded fund that is composed of a basket of shares including those of the bidder and/or the target and the fund is issuing new units, the institution is permitted to acquire the shares of the basket necessary to cover the issuance of the new fund units; and (f) repo transactions are permitted in order to prevent failed delivery and in certain other circumstances, and intermediation activities in the repo market are also permitted to the extent they do not risk causing an important variation of the institution's position from the previous day.

Under Book II of the General Rules of the AMF, commencing from the announcement of an exchange offer (1) the bidder, the target, their respective directors and financial advisors, the sponsoring institutions of the offer, the holders, directly or indirectly, of 5% or more of the shares or voting rights in the target or the bidder, any person acting in concert with any of the foregoing persons and any person or legal entity that has acquired directly or indirectly, since announcement of the offer, and continues to hold, at least 0.5% of the share capital of the bidder or target, are required to report on a daily basis to the AMF their purchases and sales of any bidder or target securities concerned by the offer, as well as any other transaction with the effect of transferring, immediately or in the future, title to such securities or voting rights in the target or the bidder; and (2) any person or legal entity increasing its holdings of securities or voting rights in the target by at least 2% of the total securities or voting rights outstanding or that comes into possession of a number of shares representing more than 5%, 10%, 15%, 20%, 25% or 30% of the outstanding share capital or voting rights of the target must immediately disclose its intentions with respect to the offer. Until the end of the Offer, Allianz is reporting all of its trades in Allianz Shares to the AMF on a daily basis.

In addition to these rules, France's general anti-fraud and anti-manipulation rules also apply to the Offer. In particular, Article 465-1 et seq. of the Monetary and Financial Code and the General Rules prohibit insider dealing in relation to shares of companies traded on regulated markets as well as market manipulation. Insider trading and price manipulation in France are criminal offenses.

VI. The German Regulatory Market

The principal laws and regulations that apply to Dresdner Bank's market activities in Germany are the German Stock Exchange Act (*Börsengesetz*), the rules and regulations set forth by the FSE (the "FSE Rules") and the other stock exchanges and the German Securities Trading Act (*Wertpapierhandelsgesetz*). These laws and regulations cover, among other things, prohibitions on insider trading and market manipulation, as well as professional trading in securities and disclosure.

The market oversight authority for transparency and compliance is divided among different bodies, including, in particular, the FSE Surveillance Office (*Handelsüberwachungsstelle*), the Hessian Stock Exchange Supervisory Authority (*Börsenaufsichtsbehörde*) and the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, or BaFin).

Under the German Stock Exchange Act and the FSE Rules, the FSE oversees price formation, execution and settlement of transactions to ensure transparency and fair trading. Under the German Stock Exchange Act and the FSE Rules, the FSE has established a Surveillance Office, which has responsibility for market supervision, monitoring compliance and investigating violations. In addition, a stock exchange supervisory authority supervises each German stock exchange. The stock exchange supervisory authority has broad powers to investigate violations and impose disciplinary measures, including the right to issue such orders to the stock exchange or any trading participant as are necessary and appropriate to prevent infringements of law or to counteract other circumstances impacting the proper conduct of stock exchange trading and settlement and the monitoring thereof. In addition, the BaFin supervises the prohibitions on insider trading and market manipulation and compliance with disclosure obligations. The BaFin has the authority to investigate alleged violations of these prohibitions and refer its findings to the appropriate public prosecutors for criminal prosecution. Under the FSE Rules, every market participant is required to submit to the FSE the volume of its purchases and sales, and the FSE takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in particular, to the prices and volumes of securities traded on the trading floor and on Xetra.

The German Securities Trading Act provides remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of inaccurate statements to affect the prices of listed securities are prohibited. Insider trading and price manipulation in Germany are criminal offenses.

European Companies subject to German corporation law are generally prohibited from trading in their own securities. However, based on a shareholders resolution, domestic or foreign credit institutions, majority owned by a stock corporation, can be authorized to buy and sell shares of such stock corporation for trading purposes. The trading position in shares acquired for this purpose may not, at the end of any day, exceed 5% of the stated capital of the stock corporation. The annual general meeting of Allianz adopted such a resolution on February 8, 2006. In addition, European Companies subject to German corporation law and their respective subsidiaries, collectively, are generally restricted from holding more than 10% of the company's own shares.

Broker-dealers in Germany are required to keep a daily record of orders received and transactions carried out, in which all information necessary to enable the reconstruction of the transactions and the supervision of the related operations must be recorded. In addition, broker-dealers conducting securities business in Germany are required to report to the BaFin all securities transactions relating to securities or derivatives admitted to trading on an organized market within a member state of the European Union. Broker-dealers are required to report the transactions to the BaFin no later than the working day following the day on which the transaction was entered into if the transaction is connected with a securities service or is an own-account transaction. Dresdner Bank would be subject to these rules with respect to the market activities described in the first paragraph of this letter.

VII. Relief Requested

As discussed above, Allianz is seeking exemptive relief from Rule 102 of Regulation M to permit Dresdner Bank to continue to engage in the market-making, derivatives market-making and hedging and unsolicited brokerage activities described in the first paragraph of this letter during the Restricted Period for the Offer. Dresdner Bank would conduct these activities in the ordinary course of its business and in accordance with applicable French law and its interpretation by the AMF in relation to the Offer, German and other non-U.S. laws, all as described in this letter. Allianz also asks for relief to permit Dresdner Kleinwort Securities and DKSL to engage in unsolicited brokerage activities in the normal course of business in the United States and the United Kingdom, respectively, as described in this letter.

The relief requested hereby is substantially the same as the relief requested by Allianz AG (now Allianz SE) and granted by the Securities and Exchange Commission (the "Commission") pursuant to the exemptive letter dated April 10, 2003 (the "2003 Letter"). Accordingly, the relief requested hereby would be based on the same representations and be subject to substantially the same conditions as the relief granted by the 2003 Letter. In particular, the relief requested hereby would be based on the representations of Allianz set forth in this letter that:

- in the United States, the Offer will only be made in private transactions to qualified institutional buyers as defined in Rule 144A under the Securities Act;
- during the year ended February 28, 2007, the average trading volume in Allianz Shares in Germany was approximately €463.6 million (or approximately US$614.0 million at February 28, 2007 exchange rates) and the public float was approximately €70.3 billion (or approximately US$93.1 billion at February 28, 2007 exchange rates);
- during 2006, the United States accounted for only slightly more than 1% of the worldwide average trading volume in Allianz Shares;
- the principal market for Allianz Shares is Germany and trading on the FSE accounted for 94.5% of the worldwide average trading volume during 2006;
- Dresdner Bank operates as a separate subsidiary of Allianz, and there are written policies and procedures to prevent material non-public information from passing between the sales/trading areas of Dresdner Bank, DKSL, Dresdner Kleinwort Securities and other areas of Allianz;
- Dresdner Bank conducts its market making activities and its derivative market making and hedging activities outside the United States;
- Dresdner Bank has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its business and in accordance with applicable French law and its interpretation by the AMF in relation to the Offer, German and other non-US laws;
- the withdrawal of a significant market maker in Allianz Shares and derivatives in the primary market for those shares could have harmful effects in the home market (and indirectly in the U.S. market) for Allianz Shares, including an imbalance of buy and sell orders which could cause greater volatility and reduced liquidity;
- in the United States, Dresdner Bank conducts a securities business through Dresdner Kleinwort Securities, a separate subsidiary, which is registered with

the Commission as a broker-dealer and is a member of the NASD and NYSE; and

- Dresdner Kleinwort Securities will not engage in market making, derivatives market making and hedging activities, but rather will only engage in unsolicited brokerage activities in the normal course of its business with its customers.

Further, the relief requested hereby would be subject to the following conditions:

1. None of the Dresdner Bank transactions described herein for which relief is requested hereby will occur in the United States;

2. In the United States, the Offer will only be made in private transactions to qualified institutional buyers as defined in Rule 144A under the Securities Act;

3. All of the transactions described herein for which relief is requested hereby will be effected in the ordinary course of business and not for the purpose of facilitating the Offer;

4. The tender offer documents distributed to U.S. investors will disclose the possibility of, or the intention to make, the transactions described herein;

5. Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will provide to the Division, upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

    a. size, broker (if any), time of execution, and price of the transactions;

    b. the exchange, quotation system, or other facility through which the transactions occurred; and

    c. whether the transactions were made for a customer account or a proprietary account.

    This information will not include any client-specific data, the disclosure of which is restricted under German bank secrecy laws.

6. Upon request of the Division, Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will transmit the information as specified in item 5 to the Division at its offices in Washington, D.C. within 30 days of its request;

7. Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Offer;

8. Representatives of Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted by this letter, Allianz, Dresdner Bank, DKSL and Dresdner Kleinwort Securities will comply with Regulation M.

In connection with the relief requested by Allianz in this letter, please note that in addition to the relief granted to Allianz pursuant to the 2003 Letter, the Commission has granted substantially similar exemptive relief from Regulation M to Banco Intesa S.p.A. under the exemptive letter of November 1, 2006; to Sanpaolo IMI S.p.A. under the exemptive letter dated November 1, 2006; to Banco Santander Central Hispano, S.A. under the letter dated September 10, 2004 and to UBS AG under the exemptive letter of September 22, 2000.

* * *

If you have any questions or require any additional information, please contact the undersigned in Paris at (011) 331-7304-5870 or William D. Torchiana at (011) 331-7304-5890 or David B. Harms at 212-558-3882 in our New York office. I respectfully request that you contact the undersigned prior to issuing a written response to the relief requested herein.

Sincerely yours,



Nikolaos G. Andronikos

cc: Dr. Peter Hemeling
Dr. Reinhard Preusche
Katharina Hartwig
(Allianz AG)

cc: William D. Torchiana
David B. Harms
(Sullivan & Cromwell LLP)

END